Exhibit 99.1

Gracell Biotechnologies Announces Up to $150 Million Private Placement Financing Joined by a Syndicate of Premier Healthcare Investors

•	Oversubscribed transaction led by Vivo Capital and joined by leading healthcare investors including Adage Capital Partners LP, Exome Asset Management, Janus Henderson Investors, Logos Capital, OrbiMed, Pivotal Life Sciences, RA Capital Management and TCGX

•	$100 million financing upfront with up to an additional $50 million tied to exercise of warrants

•	Aggregate financing expected to extend cash runway into the second half of 2026

SAN DIEGO and SUZHOU and SHANGHAI, China, August 7, 2023 -- Gracell Biotechnologies Inc. (“Gracell” or the “Company”, Nasdaq: GRCL), a global clinical-stage biopharmaceutical company dedicated to developing innovative and highly efficacious cell therapies for the treatment of cancer and autoimmune diseases, today announced that it has entered into a purchase agreement with a select group of institutional and accredited healthcare specialist investors for the private placement of (i) 138,900,000 ordinary shares of the Company (the “Ordinary Shares”) (equivalent to 27,780,000 of the Company’s American depositary shares (“ADSs”)), at a purchase price equivalent to $3.60 per ADS, and (ii) warrants to purchase up to 44,802,870 Ordinary Shares (equivalent to 8,960,574 ADSs) (the “Warrants”) at an exercise price equivalent to $5.58 per ADS, representing a 55% premium to the purchase price of Ordinary Shares. Gracell will receive $100 million in proceeds from the private placement of Ordinary Shares, and up to an additional $50 million if the Warrants are fully exercised. The Warrants will remain exercisable at the election of the investors within 24 months after the closing of the private placement. The financing is expected to close on August 10, 2023, subject to customary closing conditions.

The oversubscribed transaction includes participation from new and existing institutional investors and is being led by Vivo Capital, with participation from investors including Adage Capital Partners LP, Exome Asset Management, Janus Henderson Investors, Logos Capital, OrbiMed, Pivotal Life Sciences, RA Capital Management and TCGX, among others.

“We are pleased that this high-quality healthcare investor group came together to support Gracell and our innovative and potentially best-in-class CAR-T therapies,” said Dr. William Wei Cao, founder, Chairman, and CEO of Gracell. “We thank the investors for their confidence in the broad potential of our FasTCAR GC012F candidate for hematological cancers and autoimmune diseases, and their support for our mission to develop revolutionizing cell therapies. These additional funds should allow us to achieve critical milestones in the clinical development of GC012F in multiple myeloma and systemic lupus erythematosus.”

Gracell intends to use the net proceeds from the proposed financing to fund research and development of its clinical-stage product candidates and research programs and for working capital and other general corporate purposes. The aggregate proceeds from this proposed financing, combined with current cash, cash equivalents, is expected to be sufficient to fund the current operating plan into the second half of 2026.

The Securities sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws. The Company has agreed to file registration statements with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the Ordinary Shares issuable in connection with this private placement, including upon exercise of the Warrants.

Jefferies, Evercore ISI and Wells Fargo Securities are acting as the placement agents for the private placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Gracell’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Gracell’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Gracell specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

About Gracell

Gracell Biotechnologies Inc. (“Gracell”) is a global clinical-stage biopharmaceutical company dedicated to discovering and developing breakthrough cell therapies for the treatment of cancers and autoimmune diseases. Leveraging its innovative FasTCAR and TruUCAR technology platforms and SMART CAR™ technology module, Gracell is developing a rich clinical-stage pipeline of multiple autologous and allogeneic product candidates with the potential to overcome major industry challenges that persist with conventional CAR-T therapies, including lengthy manufacturing time, suboptimal cell quality, high therapy cost, and lack of effective CAR-T therapies for solid tumors and autoimmune diseases. The lead candidate BCMA/CD19 dual-targeting FasTCAR GC012F is currently being evaluated in the clinical studies for the treatment of multiple myeloma, B-NHL and systemic lupus erythematosus (SLE). For more information on Gracell, please visit www.gracellbio.com. Follow @GracellBio on LinkedIn.

Media contacts

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Investor contacts

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Stephanie Carrington

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